CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MAY 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Rockwell Ventures Inc.

We have audited the consolidated balance sheets of Rockwell Ventures Inc. as at May 31, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows and the consolidated schedules of exploration expenses for the years ended May 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and cash flows for the years ended May 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 8, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 8, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at May 31
	2006	2005
ASSETS

Current assets
Cash and equivalents	$192,031	$352,677
Marketable securities (note 4)	1	109,514
Amounts receivable	30,776	9,836
Prepaid expenses	33,648	31,344
Due from related parties (note 7)	–	77,159
	256,456	580,530

Security deposit (note 5)	32,190	32,190
Mineral property interests (note 5)	1	46,857

	$288,647	$659,577

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities	$167,600	$29,976
Due to related parties (note 7)	978,470	–
	1,146,070	29,976

Shareholders' equity (deficit)
Share capital (note 6)	11,857,649	11,815,792
Contributed surplus (note 6)	523,420	451,628
Deficit	(13,238,492)	(11,637,819)
	(857,423)	629,601
Nature and continuance of operations (note 1)
Subsequent events (note 10)

	$288,647	$659,577

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended May 31
	2006	2005	2004

Expenses
Exploration (schedule)	$307,390	$920,902	$525,619
Foreign exchange loss (gain)	(46,881)	3,105	(34,856)
Legal, accounting and audit	175,782	80,078	48,402
Office and administration	489,014	285,618	325,178
Property investigation	399,006	–	–
Shareholder communications	32,129	19,896	16,987
Stock-based compensation - exploration (note 6)	36,415	4,979	144,208
Stock-based compensation - administration (note 6)	47,101	6,534	300,812
Travel and conferences	132,647	30,293	49,325
Transfer agent filings	20,843	22,795	33,139
	1,593,446	1,374,200	1,408,814

Other items
Gain on sale of marketable securities	(56,585)	(6,138)	(9,645)
Interest income	(2,172)	(17,854)	(28,151)
Write-down of marketable securities	19,128	135,486	25,000
Write-down of mineral property interests (note 5)	46,856	–	–
	7,227	111,494	(12,796)

Loss for the year	(1,600,673)	(1,485,694)	(1,396,018)

Deficit, beginning of year	(11,637,819)	(10,152,125)	(8,756,107)

Deficit, end of year	$(13,238,492)	$(11,637,819)	$(10,152,125)

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.08)

Weighted average number of
common shares outstanding	23,640,123	23,376,122	17,744,545

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended May 31
Cash provided by (used in)	2006	2005	2004

Operating activities
Loss for the year	$(1,600,673)	$(1,485,694)	$(1,396,018)
Items not affecting cash
Gain on sale of marketable securities	(56,585)	(6,138)	(9,645)
Disposition of Gibraltar exploration property interest	–	–	(220,000)
Write-down of marketable securities	19,128	135,486	25,000
Write-down of mineral property interests	46,856	–	–
Stock-based compensation	83,516	11,513	445,020
Changes in non-cash working capital items
Amounts receivable and prepaids	(23,244)	25,347	(41,707)
Accounts payable and accrued liabilities	137,624	(3,430)	22,317
Cash used in operating activities	(1,393,378)	(1,322,916)	(1,175,033)

Investing activities
Purchase of marketable securities	–	–	(50,000)
Proceeds from sale of marketable securities	146,970	11,563	12,620
Reclamation deposit	–	–	70,000
Security deposit	–	–	(3,255)
Cash provided by investing activities	146,970	11,563	29,365

Financing activities
Issuance of share capital	30,133	163,000	3,024,980
Share issue costs	–	–	(74,745)
Amounts due from (payable to) related parties	1,055,629	(34,609)	(287,464)
Cash provided by financing activities	1,085,762	128,391	2,662,771

Increase (decrease) in cash and equivalents during the year	(160,646)	(1,182,962)	1,517,103
Cash and equivalents, beginning of year	352,677	1,535,639	18,536

Cash and equivalents, end of year	$192,031	$352,677	$1,535,639

Cash and equivalents is comprised of:
Cash	$192,031	$79,091	$34,407
Cash equivalent	-	273,586	1,501,232
	$192,031	$352,677	$1,535,639

Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Marketable securities received pursuant to 2003
farmout agreement with Taseko Mines Limited (note 5 (c))	$–	$220,000	$–
Fair value of stock options allocated to shares issued
upon exercise	$11,724	$4,905	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

			British		Year ended
	Royce	Ricardo	Columbia		May 31,
	Property	Property	Properties	Other	2006

Geological	$–	$6,675	$–	$–	$6,675
Property fees and assessments	–	138,520	–	–	138,520
Site activities	–	161,692	–	–	161,692
Travel and accommodation	–	503	–	–	503
Subtotal	–	307,390	–	–	307,390

Stock-based compensation (note 6)	–	–	–	36,415	36,415
Incurred during the year	–	307,390	–	36,415	343,805

Cumulative expenses, beginning of year	881,784	2,080,458	600,000	3,991,449	7,553,691
Cumulative expenses, end of year	$881,784	$2,387,848	$600,000	$4,027,864	$7,897,496

			British		Year ended
	Royce	Ricardo	Columbia		May 31,
	Property	Property	Properties	Other	2005

Drilling	$–	$–	$205,922	$–	$205,922
Freight	–	–	2,859	–	2,859
Geological	31,011	7,065	238,706	1,886	278,668
Graphics	–	–	3,186	–	3,186
Helicopter	–	–	16,125	–	16,125
Property fees and assessments	–	115,705	210	–	115,915
Site activities	7,667	154,892	101,494	–	264,053
Staking	–	–	14,931	–	14,931
Travel and accommodation	1,038	1,638	16,567	–	19,243
Subtotal	$39,716	$279,300	$600,000	$1,886	$920,902

Stock-based compensation (note 6)	620	4,359	–	–	4,979
Incurred during the year	$40,336	$283,659	$600,000	$1,886	$925,881

Cumulative expenses, beginning of year	841,448	1,796,799	–	3,989,563	6,627,810
Cumulative expenses, end of year	$881,784	$2,080,458	$600,000	$3,991,449	$7,553,691

			British		Year ended
	Royce	Ricardo	Columbia		May 31,
	Property	Property	Properties	Other	2004

Assay and analysis	$2,950	$236	$–	$–	$3,186
Drilling	202,056	–	–	200,000	402,056
Freight	10,161	–	–	–	10,161
Geological	182,316	19,160	–	–	201,476
Graphics	2,717	1,252	–	–	3,969
Helicopter	151,524	–	–	–	151,524
Property fees/assessment	50,000	39,672	–	–	89,672
Recoveries	–	–	–	(700,500)	(700,500)
Site activities	140,788	207,816	–	752	349,356
Travel and accommodation	10,385	4,334	–	–	14,719
Subtotal	$752,897	$272,470	$–	$(499,748)	$525,619

Stock-based compensation (note 6)	88,551	32,046	–	23,611	144,208
Incurred during the year	$841,448	$304,516	$–	$(476,137)	$669,827

Cumulative expenses, beginning of year	–	1,492,283	–	4,465,700	5,957,983
Cumulative expenses, end of year	$841,448	$1,796,799	$–	$3,989,563	$6,627,810

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Chile and Canada.

During the year, shareholders approved a capital reorganization of the Company, which included the creation of a class of preferred shares, and a consolidation of the Company’s common shares on a four-old-shares-for-one-new basis. Regulatory approval of this capital reorganization was received on January 27, 2006. All references to number of common shares and per common shares amounts have been retroactively restated to reflect this common share consolidation.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. At May 31, 2006, the Company has a working capital deficiency of approximately $889,000 (2005 – working capital of $551,000) and has incurred operating losses since its inception. Management recognizes that the Company will need to generate additional financial resources in order to discharge current liabilities and meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(b)	Allowance for amounts receivable

The Company establishes an allowance for uncollectible amounts receivable on a specific account basis. No allowances for amounts receivable were recorded by the Company as at May 31, 2006 and 2005.

(c)	Marketable securities

Marketable securities are recorded at the lower of (i) cost less accumulated write downs, and (ii) estimated market value.

(d)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of- production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest.

Exploration costs are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(f)	Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities and balances receivable from or due to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(g)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSX-V”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issue Committee of the CICA requires that, when flow- through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

(j)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of the assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive.

(m)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(n)	Variable interest entities

Effective June 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

(o)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

Marketable securities comprise the following:

	As at May 31
	2006	2005
ComWest Enterprise Corp. (formerly Chatworth Resources Inc.)
Nil class “A” non-voting restricted common shares, Nil class “B” voting common
shares. (May 31, 2005 – 83,333 common shares with a market value of $15,833)	$–	$15,833
ComWest Enterprise Corp. (formerly Chatworth Resources Inc.)
62,133 warrants exercisable at $0.804 until June 4, 2006 (May 31, 2005 – 83,333
warrants with a market value of $3,000)	1	3,000
Taseko Mines Limited (note 5(c))
Nil common shares (May 31, 2005 – 78,853 common shares with a market value
of $90,681)	–	90,681
	$1	$109,514

In November 2005, Chatworth Resources Inc. (“Chatworth”) amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 83,333 Chatworth common shares were exchanged for 32,383 Class “A” non-voting restricted common shares and 32,383 Class “B” voting common shares of ComWest. The Company’s 83,333 Chatworth warrants were exchanged for 62,133 ComWest warrants. Each ComWest warrant entitles the Company to acquire one additional ComWest Class “B” voting common share at $0.804 per share until June 4, 2006. These warrants expired unexercised subsequent to May 31, 2006.

The Company’s 32,383 Class “A” non-voting restricted common shares and 32,383 Class “B” voting common shares of ComWest were sold during the quarter ended February 28, 2006 for proceeds of $10,371.

The Company’s 78,853 Taseko common shares were sold during the year ended May 31, 2006 for proceeds of $136,599

5.	MINERAL PROPERTY INTERESTS

Acquisition Costs	As at May 31
	2006	2005
Royce Property	$–	$–
Ricardo Property	1	46,857
	$1	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

("Codelco"), the Chilean national copper company, is erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property to the law courts of Chile in November 2002. On June 28, 2006, the application for the easements was denied by the Supreme Court of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos (May 31, 2006 and 2005 – $32,190) lodged with the Chilean authorities is refundable to the Company.

On January 30, 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto could acquire a 100% interest in a majority of the claims which make up the Ricardo property. In January 2005, Rio Tinto terminated this option.

The Company continues to maintain the Ricardo Property in good standing.

(b)	Royce Diamond Property, Northwest Territories, Canada

In February 2004, the Company received approval from the TSX-V for a property option agreement with Chatworth, a TSX-V listed company, to acquire up to a 60% interest in the Royce Diamond Claims (“the Royce Claims”), which are located within the Slave Geological Province, near Yellowknife, Northwest Territories.

In June 2004, the Company completed the exploration program on the property and subsequently terminated its option to earn an interest in the Royce Claims.

(c)	Taseko agreement - Gibraltar exploration properties, British Columbia, Canada

In December 2003, the Company entered into an agreement (the "2003 Taseko agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 Taseko agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property.

In December 2003, the Company earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and on June 15, 2004, Taseko issued 78,853 of its common shares for total consideration of $220,000.

(d)	Amarc agreement - British Columbia exploration properties, Canada

In November 2004, the Company entered into an agreement (the "2004 Amarc agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 Amarc agreement, Amarc granted to the Company rights to earn joint venture working interests of 50%, subject to a maximum of $600,000 in exploration

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

costs to be spent on certain mineral properties located in British Columbia. In December 2004, the Company had earned its 50% interest in these properties.

For a period of 180 days after the Company had earned its working interest, Amarc had the exclusive right to purchase, at its option, the Company's earned interest for Amarc common shares or the cash equivalent.

Amarc did not exercise its option to reacquire the Company’s interest on any of the properties within the permitted 180 days. Consequently, Amarc’s right of call expired.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved the creation of a class of preferred shares and the consolidation of the Company’s common shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

(b)	Issued and outstanding common shares

		Number
Common shares issued	Price	of shares	Amount
Balance, May 31, 2003		13,799,818	$8,697,652
Warrants exercised	$0.88	24,125	21,230
Private placement December 2003 (net of issue costs)(i)	0.32	9,375,000	2,925,255
Options exercised	0.40	3,750	1,500
Options exercised	0.60	3,750	2,250
Balance, May 31, 2004		23,206,443	11,647,887
Warrants exercised	0.40	400,000	160,000
Options exercised	0.40	7,500	3,000
Contributed surplus allocated to common shares issued on
options exercised		–	4,905
Balance, May 31, 2005		23,613,943	11,815,792
Warrants exercised	0.40	50,000	20,000
Options exercised	0.33	30,833	10,133
Contributed surplus allocated to common shares issued on
options exercised		–	11,724
Balance, May 31, 2006		23,694,776	$11,857,649

(i)

On December 31, 2003, the Company completed a private placement of 9,375,000 units for gross proceeds of $3,000,000. Of these, 4,312,500 were flow-through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.40 until December 31, 2005. On December 31, 2005, the outstanding share purchase warrants expired unexercised.

(c)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers,

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the year ended May 31, 2006 is:

	Exercise	May 31			Expired/	May 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
May 19, 2006	$ 0.32	27,500	–	27,500	–	–
September 28, 2007	$ 0.40	–	126,250	3,333	7,500	115,417
February 29, 2008	$ 0.42	–	210,000	–	–	210,000
March 28, 2008	$ 0.50	–	150,000	–	–	150,000

		27,500	486,250	30,833	7,500	475,417

Weighted average exercise price		$ 0.32	$ 0.44	$ 0.33	$ 0.40	$ 0.44

Weighted average fair value of options granted during the year						$ 0.50

As at May 31, 2006, 38,750 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees. Subsequent to May 31, 2006, 833 options were exercised and 1,667 options were cancelled.

The continuity of share purchase options for the year ended May 31, 2005 is:

	Exercise	May 31			Expired/	May 31
Expiry date	price	2004	Granted	Exercised	cancelled	2005
April 6, 2005	$0.64	12,500	–	–	12,500	–
May 20, 2005 (i)	$0.40	11,250	–	–	11,250	–
May 20, 2005	$0.48	6,375	–	–	6,375	–
May 20, 2005	$0.60	1,236,250	–	–	1,236,250	–
May 20, 2005	$0.64	11,250	–	–	11,250	–
July 29, 2005	$0.40	7,500	–	7,500	–	–
May 19, 2006	$0.32	–	30,000	–	2,500	27,500
		1,285,125	30,000	7,500	1,280,125	27,500

Weighted average exercise price		$ 0.60	$ 0.32	$ 0.40	$ 0.60	$ 0.32

Weighted average fair value of options granted during the year						$ 0.40

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005.

As at May 31, 2005, all of the options outstanding had vested with grantees.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended May 31, 2004 is:

	Exercise	May 31,			Cancelled/	May 31,
Expiry date	price	2003	Granted	Exercised	expired	2004
June 11, 2003	$0.64	6,750	–	–	(6,750)	–
November 21, 2003	$0.64	25,000	–	–	(25,000)	–
April 6, 2005	$0.64	12,500	–	–	–	12,500
May 9, 2005	$0.40	3,750	–	(3,750)	–	–
May 20, 2005 (i)	$0.40	11,250	–	–	–	11,250
May 20, 2005	$0.48	–	6,375	–	–	6,375
May 20, 2005	$0.60	–	1,241,250	(3,750)	(1,250)	1,236,250
May 20, 2005	$0.64	–	11,250	–	–	11,250
July 29, 2005	$0.40	–	7,500	–	–	7,500

		59,250	1,266,375	(7,500)	(33,000)	1,285,125

Weighted average exercise price		$ 0.58	$ 0.60	$ 0.50	$ 0.64	$ 0.60

Weighted average fair value of options granted during the year						$ 0.40

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005.

As at May 31, 2004, 1,263,813 of these options had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Year ended May 31
	2006	2005	2004
Exploration and engineering	$36,415	$4,979	$144,208
Operations and administration	47,101	6,534	300,812
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$83,516	$11,513	$445,020

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	2006	2005	2004
Risk free interest rate	4%	3%	3%
Expected life	2.0 years	1.9 years	1.5 years
Expected volatility	124%	162%	163%
Expected dividends	nil	nil	nil

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2006 is:

	Exercise	May 31				May 31
Expiry date	price	2005	Issued	Exercised	Expired	2006
December 31, 2005 (note 6(b)(i))	$0.40	8,975,000	–	50,000	8,925,000	–

Weighted average exercise price		$0.40	$–	$0.40	$–	$–

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2005 is:

	Exercise	May 31				May 31
Expiry	price	2004	Issued	Exercised	Expired	2005
December 31, 2005 (note 6(b)(i))	$0.40	9,375,000	–	400,000	–	8,975,000

Weighted average exercise price		$0.40	$–	$0.40	$–	$0.40

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2004 is:

	Exercise	May 31,				May 31,
Expiry date	price	2003	Issued	Exercised	Expired	2004
July 4, 2003	$0.64	36,875	–	–	(36,875)	–
October 19, 2003	$0.64	625,000	–	–	(625,000)	–
December 27, 2003	$0.88	259,281	–	(24,125)	(235,156)	–
December 31, 2005 7(b)(i)	$0.40	–	9,375,000	–	–	9,375,000
		921,156	9,375,000	(24,125)	(897,031)	9,375,000

Weighted average exercise price		$0.72	$0.40	$0.88	$0.72	$0.40

(e)	Contributed surplus

Balance, May 31, 2003	$–
Changes during 2004
Non-cash stock-based compensation	445,020
Balance, May 31, 2004	445,020
Changes during 2005
Non-cash stock-based compensation (note 6(c))	11,513
Share purchase options exercised, credited to share capital	(4,905)
Balance, May 31, 2005	451,628
Changes during 2006
Non-cash stock-based compensation (note 6(c))	83,516
Share purchase options exercised, credited to share capital	(11,724)
Balance, May 31, 2006	$523,420

The components of contributed surplus are:

	May 31, 2006	May 31, 2005
Accumulated stock-based compensation	$540,049	$456,533
Share purchase options exercised, credited to share capital	(16,629)	(4,905)
Total contributed surplus	$523,420	$451,628

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances (payable) receivable	As at	As at
	May 31, 2006	May 31, 2005
Hunter Dickinson Inc. (a)	$(853,733)	$77,159
Plateau Resources (Proprietary) Limited (d)	(124,737)	–
	$(978,470)	$77,159

	Year ended	Year ended
Transactions	May 31, 2006	May 31, 2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$578,134	$163,317
Euro-American Capital Corporation (b)	18,630	16,164
Gordon J. Fretwell Law Corporation (c)	–	1,060
Plateau Resources (Proprietary) Limited (d)	124,737	–

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001.

Exploration advances to and from HDI have arisen in the normal course, due to in- progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

(d)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

8.	INCOME TAXES

A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Years ended May 31
	2006	2005	2004

Loss for the year	$(1,600,673)	$(1,485,694)	$(1,396,018)

Expected income tax recovery	$(555,322)	$(532,607)	$(500,318)
Difference in foreign tax rates	7,171	3,452	3,336
Non-deductible amounts	374,980	293,528	350,594
Deductible expenses	(35,132)	(35,875)	(35,875)
Unrecognized benefit of net operating losses
carried forward	208,303	271,502	182,263

Net income tax recovery	$–	$–	$–

The significant components of the Company’s future tax assets are as follows:

	As at May 31
	2006	2005

Net operating loss carry forwards	$1,155,000	$1,285,000
Cumulative exploration and development expenses	2,136,000	1,940,000
Other	150,000	148,000
	3,441,000	3,373,000
Less: valuation allowance	(3,441,000)	(3,373,000)

Net future tax assets	$–	$–

At May 31, 2006, the Company had available for deduction against future taxable income non-capital losses of approximately $3,727,000 (2005 – $3,610,000; 2004 - $3,300,000). These losses, if not utilized, will expire in various years ranging from 2007 to 2026. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $4,503,000 (2005 – $3,300,000; 2004 - $4,450,000), which are available to reduce taxable income in future years.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

9.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration sector. The Company's mining operations are centralized whereby the Company's head office is responsible for the exploration results and for providing support in addressing local and regional issues. The Company's resource properties are located in Canada and in Chile.

	2006	2005	2004

Loss for the year
Canada	$(1,340,385)	$(1,239,140)	$(1,157,753)
Chile	(260,288)	(246,554)	(238,265)
	$(1,600,673)	$(1,485,694)	$(1,396,018)

Identifiable assets
Canada	$228,560	$558,951	$1,870,357
Chile	60,087	100,626	103,831
	$288,647	$659,577	$1,974,188

10.	SUBSEQUENT EVENTS

(a) Acquisition of Durnpike Investments (Pty) Limited

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company will acquire all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight individuals (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). Durnpike has committed to complete the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (“The Acquisition Interest”). To acquire the Acquisition Interest, Durnpike paid the Van Wyk Trust ZAR50 million (US$6.8 million) on July 7, 2006 and will pay ZAR30 million (US$ 4.1 million) on July 7, 2007. Durnpike has an option to increase its shareholding in HCVW to a

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

51% control interest, upon obtaining necessary regulatory and corporate approvals, by subscribing for additional shares in HCVW in an amount of ZAR1 million (US$0.14 million) and obtaining the requisite corporate approvals for the introduction of a ZAR24 million (US$3.3 million) working capital loan into VWDG.

The Company will also enter into an Exchange agreement with the Van Wyk Trust in terms by which it will be granted a call option, and grant a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange shall become effective upon Rockwell having completed a listing of the Company’s common shares on the Johannesburg Stock Exchange (“JSE Listing”).

Pursuant to the Agreement-in-Principle to acquire Durnpike, the Company will:

•

acquire from the Vendors all of their shares and loans in Durnpike for ZAR34 million (US$4.6 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in-Principle, and thereby acquire Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo.

•

spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of common shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

•

acquire the Galputs Minerale Project for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE listing; and (ii) within 9 months from signature of the Agreement-in-Principle.

All of the common shares issued to the Vendors pursuant to the acquisition, other than the common shares issued to extend the feasibility study deadline, will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified obligations.

The Agreement-in-Principle is subject to provisions relating to due diligence, confidentiality, costs, public disclosure and the execution of a definitive agreement. The closing of the acquisition is subject to certain conditions precedent, including completion of Durnpike's acquisition of certain of the diamond properties and obtaining the necessary regulatory approvals.

(b)      $6.0 million credit facility

On September 5, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6.0 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of the Company. In consideration for the Facility, Quest received 385,714 common shares of the Company. In addition, should the Facility remain outstanding on November 30, 2006, Quest will receive an additional number of common shares equal to 4.5% of the principal amount then outstanding divided by the average closing price of the common shares of the Company on the TSX Venture Exchange for the 10 trading days immediately preceding November 30, 2006. The facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if the Company completes an equity financing for $5.0 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, subject to a minimum conversion price of $0.65 per share.

(c) $9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the credit facility in note 10(b), including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of the Company. As consideration for the Notes, the noteholders received 678,571 common shares of the Company, or equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In addition, should the Notes remain outstanding on each of September 30, 2006 and March 31, 2007, noteholders will receive an additional number of common shares on the same terms.

The proceeds of the Facility and Notes will be used to facilitate the acquisition of Durnpike and the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam and HCVW (of which US $6.8million has been advanced).

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(e).

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests covered by leases should be considered tangible assets. On April 30, 2004, the FASB

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2005, with early adoption permitted.

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expenses as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligation upon retirement or removal of any tangible long–lived asset, effective for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at May 31, 2006.

For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 (“HB3110”). HB3110 requires essentially the same accounting treatment of asset retirement obligations as SFAS 143. Consequently, the Company believes there is no difference in asset retirement obligations under United States GAAP and Canadian GAAP for the Company upon the adoption of this standard, and there is no effect on amounts previously reported.

Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2006, 2005 and 2004 the Company’s investments in marketable securities would be classified as trading securities and there is no difference between Canadian GAAP and US GAAP.

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2006			2005
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$256,456	$–	$256,456	$580,530	$–	$580,530
Security deposit	32,190	–	32,190	32,190	–	32,190
Mineral property	1	(1)	–	46,857	(46,857)	–

	$288,647	$(1)	$288,646	$659,577	$(46,857)	$612,720

Current liabilities	$1,146,070	$–	$1,146,070	$29,976	$–	$29,976
Stockholders'
equity	(857,423)	(1)	(857,424)	629,601	(46,857)	582,744
	$288,647	$(1)	$288,646	$659,577	$(46,857)	$612,720

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations and deficit would be as follows:

	2006	2005	2004

Loss for the year, Canadian GAAP	$(1,600,673)	$(1,485,694)	$(1,396,018)

Write-down of mineral property interests	46,856	–	–
Unrealized gain in marketable securities	–	–	4,650

Loss for the year, US GAAP	$(1,553,817)	$(1,485,694)	$(1,391,368)

Basic and diluted loss per share, US GAAP	$(0.07)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding,
US GAAP	23,640,123	23,376,122	17,744,545

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2006	2005	2004
Cash used in operating activities, Canadian GAAP	$(1,393,378)	$(1,322,916)	$(1,175,033)
Purchase of marketable securities	–	–	(50,000)
Proceeds from sale of marketable securities	146,970	11,563	12,620
Cash used in operating activities, US GAAP	(1,246,408)	(1,311,353)	(1,212,413)

Cash provided by investing activities, Canadian GAAP	146,970	11,563	29,365
Purchase of marketable securities	–	–	50,000
Proceeds from sale of marketable securities	(146,970)	(11,563)	(12,620)
Cash provided by investing activities, US GAAP	–	–	66,745

Cash provided by financing activities, Canadian GAAP and US
GAAP	1,085,762	128,391	2,662,771
Increase (decrease) in cash and equivalents during the year	(160,646)	(1,182,962)	1,517,103
Cash and equivalents, beginning of year	352,677	1,535,639	18,536
	192,031	352,677	1,535,639

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

Impact of recent United States accounting pronouncements:

(i)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(ii)

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company does not believe the adoption of SFAS 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

(iii)

In November 2005, the FASB issued FASB Staff Position No. SFAS 115-1 and SFAS 124-1 (“FSP SFAS 115-1 and 124-1”), which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP SFAS 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and 124-1 amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not- for-Profit Organizations,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in FSP SFAS 115-1 and 124-1 shall be applied to the first reporting period beginning after December 15, 2005. The adoption of FSP SFAS 115-1 and 124-1 has not had a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

(iv)

In February 2006, the FASB issued FASB Staff Position (“FSP”) FAS 123R-4 “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event.” FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event and amends paragraphs 32 and A229 of SFAS 123(R). The Company is required to apply the guidance in FSP FAS123(R)-4 in the quarterly period ending

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

April 30, 2006. The adoption of FSP FAS123(R)-4 has not had a significant impact on the Company’s consolidated financial position or results of operations.

(v)

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement amends FASB 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial position, results of operations and cash flows.

(vi)

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on its financial position or results of operations.

(vii)

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial position or results of operations.

(viii)	In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements.” Among other requirements, FAS 157 defines fair value and establishes

ROCKWELL VENTURES INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2006, 2005, and 2004
(Expressed in Canadian Dollars)

a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on its financial position and results of operations.

(ix)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. The Company does not believe SAB 108 will have a material impact on its consolidated financial statements.